UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-27039

CUSIP Number: 917248 10 6

NOTIFICATION OF LATE FILING

Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended: June 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
MARIJUANA COMPANY OF AMERICA, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

633 West 5th Street, Suite 2826

City, State and Zip code
Los Angeles, CA 90071

PART II --RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

The Company is unable to file its Form 10-Q within the prescribed period because management has not been able to complete amendments and adjustments to the disclosures necessary to complete its filing for the fiscal quarter end. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV --OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Tad Mailander	(619)	239-9034
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes     ☐  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes     ☒  No

If so, attach an explanation of the anticipated change, both narrative and quantitative, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Marijuana Company of America, Inc.

(Name of Registrant as Specified in Charter)

Date: August 16, 2021	By:	/s/ Jesus Quintero
Jesus Quintero
Principal Executive Officer